UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[Balaton logo]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501
Phone: 620.662.3697	Fax: 620.662.6861

Press Release

BALATON'S SUBSIDIARY IN DISCUSSIONS WITH
SECOND MAJOR ALUMINUM PRODUCER

May 4, 2004, Hutchinson, Kansas, Balaton Power Inc. (OTC BB Symbol BPWRF) is pleased to announce that its 100% owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), has commenced discussions with another major aluminum producer.

The increasing demand for aluminum has caused several major companies to request due diligence information on the Gandhamardan Deposit, the second largest bauxite deposit in Asia.

As previously announced in March 2004, Balaton's subsidiary holds an 89% interest in the Gandhamardan Bauxite Deposit and 100% of any downstream facilities (alumina plant and aluminum smelter). The Gandhamardan Bauxite Deposit is approximately 6.1 miles long and ranges in width from .2 miles to 1.6 miles. This deposit contains proven reserves in excess of 200 million metric tons of metallurgical grade bauxite averaging 45.75% Al203 and 2.33% SiO2. Gandhamardan's low silica content makes it ideal for the production of alumina by the long established Bayer Process.

Balaton's management is excited about the high level of interest in its India bauxite deposit by major aluminum companies and will do its best to maximize shareholder value.

For further inquiries please contact:	KTM Consulting Inc Kevin McKnight (516) 561-6620 kmcknight@ktmconsulting.com

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financing and other risks.

[Balaton logo]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501
Phone: 620.662.36970	Fax: 620.662.6861

BALATON'S SUBSIDIARY HOLDS SUCCESSFUL
MEETINGS IN ORISSA, INDIA

April 8, 2004, Hutchinson, Kansas, Balaton Power Inc. (OTC BB Symbol BPWRF) is pleased to report that delegates of its 100% owned subsidiary Continental Resources (USA) Ltd. ("Continental") held meetings with its Joint Venture Partner, Orissa Mining Corporation ("OMC") in March to obtain confirmation of the new terms and conditions for a new agreement to develop the Gandhamardan Bauxite Deposit. OMC at its Board meeting approved the major points presented by Continental for the new agreement which include the ratio of 89% in favor of Continental and 11% for OMC through the mining phase and thereafter 100% of all downstream facilities (alumina plant and aluminum smelter) would be in favor of Continental. OMC's 11% initial capital expenditure will be borne by Continental until production of bauxite begins.

The world's increasing demand for aluminum has placed Continental in a strong position with several major aluminum companies seeking to negotiate for participation in the development of the Gandhamardan Bauxite Deposit.

The Gandhamardan Bauxite Deposit situated on the eastern side of India south of Calcutta contains in excess of 200 million metric tones of metallurgical grade bauxite averaging 45.75% AL2O3 and 2.33% SiO2. The Gandhamardan Bauxite Deposit is the second largest bauxite deposit in Asia. Gandhamardan's low silica content makes it ideal for the production of alumina by the long established Bayer Process.

Due diligence packets are now being prepared for presentation to major companies.
For further inquiries please contact:	KTM Consulting Inc Kevin McKnight (516) 561-6620 kmcknight@ktmconsulting.com

FORWARD LOOKING STATEMENTS: Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financing and other risks.

BALATON POWER INC.
(the "Company")
19 East 4th Avenue
Hutchinson, Kansas
U.S.A. 67501

NOTICE OF CHANGE OF AUDITOR
TO:	BUCKLEY DODDS, Chartered Accountants
AND TO:	HARRIS & PARTNERS LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the recommendation of the Audit Committee of the Company, the Board of Directors of the Company ratified and resolved on April 30, 2004 that:

(a) The resignation of Buckley Dodds, Chartered Accountants ("Buckley Dodds"), on May 1, 2003, as auditor of the Company be accepted, and

(b) Harris & Partners LLP, Chartered Accountants ("Harris & Partners"), be appointed as auditor of the Company to be effective May 1, 2003, to hold office until the next annual meeting at a remuneration to be fixed by the Audit Committee.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

(a) Buckley Dodds resigned as auditor of the Company on May 1, 2003 (the "Effective Date");

(b) Buckley Dodds has not expressed any reservation in its reports for the period commencing at the beginning of the Company's most recently completed financial year up to and including the Effective Date having been first appointed as auditors for the Company for the most recently completed financial year);

(c) the resignation of Buckley Dodds and appointment of Harris & Partners as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company; and

(d) there was no "reportable event" as defined in NI 51-102.

Dated this 30th day of April, 2004.

BALATON POWER INC.
Per:	"Richard Burdett" ______________________________ Richard F. Burdett President

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. Name and Address of Company

Balaton Power Inc. (the "Company")
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

Item 2. Date of Material Change

May 4, 2004

Item 3. News Release

Press Release dated May 4, 2004 filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that its subsidiary Continental Resources (USA) Ltd. ("Continental") met with a another major aluminium company regarding its large Bauxite Project located in Orissa, India.

Item 5. Full Description of Material Change

The Company's 100% owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), has commenced discussions with another major aluminum producer.

The increasing demand for aluminum has caused several major companies to request due diligence information on the Gandhamardan Deposit, the second largest bauxite deposit in Asia.

As previously announced in March 2004, Balaton's subsidiary holds an 89% interest in the Gandhamardan Bauxite Deposit and 100% of any downstream facilities (alumina plant and aluminum smelter). The Gandhamardan Bauxite Deposit is approximately 6.1 miles long and ranges in width from .2 miles to 1.6 miles. This deposit contains proven reserves in excess of 200 million metric tons of metallurgical grade bauxite averaging 45.75% Al203 and 2.33% SiO2. Gandhamardan's low silica content makes it ideal for the production of alumina by the long established Bayer Process.

Balaton's management is excited about the high level of interest in its India bauxite deposit by major aluminum companies and will do its best to maximize shareholder value.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Richard Burdett
President
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

May 4, 2004 ______________________________ Date

Signed "Michael Rosa"
______________________________
Signature

Michael Rosa
______________________________
Name

Director
______________________________
Position

Vancouver
______________________________
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. Name and Address of Company

Balaton Power Inc. (the "Company")
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

Item 2. Date of Material Change

April 8, 2004

Item 3. News Release

Press Release dated April 8, 2004 filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that its subsidiary Continental Resources (USA) Ltd. ("Continental") held meetings with its Join Partner, Orissa Mining Corporation ("OMC") regarding its large Bauxite Project located in Orissa, India.

Item 5. Full Description of Material Change

Delegates of the Company's 100% owned subsidiary Continental Resources (USA) Ltd. ("Continental") held meetings with its Joint Venture Partner, Orissa Mining Corporation ("OMC") in March to obtain confirmation of the new terms and conditions for a new agreement to develop the Gandhamardan Bauxite Deposit. OMC at its Board meeting approved the major points presented by Continental for the new agreement which include the ratio of 89% in favor of Continental and 11% for OMC through the mining phase and thereafter 100% of all downstream facilities (alumina plant and aluminum smelter) would be in favor of Continental. OMC's 11% initial capital expenditure will be borne by Continental until production of bauxite begins.

The world's increasing demand for aluminum has placed Continental in a strong position with several major aluminum companies seeking to negotiate for participation in the development of the Gandhamardan Bauxite Deposit.

The Gandhamardan Bauxite Deposit situated on the eastern side of India south of Calcutta contains in excess of 200 million metric tones of metallurgical grade bauxite averaging 45.75% AL2O3 and 2.33% SiO2. The Gandhamardan Bauxite Deposit is the second largest bauxite deposit in Asia. Gandhamardan's low silica content makes it ideal for the production of alumina by the long established Bayer Process.

Due diligence packets are now being prepared for presentation to major companies.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Richard Burdett
President
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

April 8, 2004 ______________________________ Date

Signed "Michael Rosa"
______________________________
Signature

Michael Rosa
______________________________
Name

Director
______________________________
Position

Vancouver
______________________________
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[Harris & Partners logo]

Chartered Accountants

April 30, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Change of Auditor of Balaton Power Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 30, 2004 given by the Company to ourselves and Buckley Dodds, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

(Signed)

HARRIS & PARTNERS, LLP
Chartered Accountants

[Buckley Dodds logo]
Chartered Accountants

Suite 1140 - 1185 West Georgia Street
Vancouver, B.C. Canada V6E 4E6
Telephone: (604) 688-7227
Fax: (604) 681-7716

April 30, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Michael Moretto

Dear Sirs:

Change of Auditor of Balaton Power Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 30, 2004 given by the Company to ourselves and Harris & Partners LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

BUCKLEY DODDS
Per:	"Buckley Dodds" ______________________________ Authorized Signatory

QUARTERLY YEAR-END REPORT FOR DECEMBER 31, 2003

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2003 / 12 / 31
Date of Report:	2004 / 05 / 27

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" ______________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2004/05/27 _______________ Date Signed

"Robert Wyllie" ______________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2004/05/27 _______________ Date Signed

SCHEDULE "B"

Officers and directors:

Richard Burdett Robert Wyllie Michael Rosa Lois Zelenka	President and Director CFO & Director Director Secretary

SCHEDULE "C"

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the year ended December 2003, the Company aggressively worked on its India Bauxite Project in India for its wholly owned subsidiary, Continental Resources (USA) Ltd ("CRL") following the reverse takeover in October 2002. At that time the Company determined to seek an alternative venture and agreed to acquire all of the outstanding shares of CRL for 33,000,000 shares of common stock. The acquisition of CRL moved the Company into a new area of business in the development of a large bauxite deposit in India known as the Gandhamardan.

The Pisces Process is still held by the Company and continue to seek the market potential for such products. At this time it appears the market potential is limited. The Company wrote down its interests in these products during its audit in 2002. The Company also plans to seek management for the Pisces and Hydro divisions. There is no assurance the Company will find management for the divisions of the Company.

The Company has adequate cash to maintain operations during the next twelve months due to a successful funding during the period. In order to meet additional cash requirements for its Bauxite Project the Company will have raise working capital through the equity markets through private placement sale of its securities.

The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Bauxite Project.

The Company plans to form a consortium for the development of the Gandhamardan Bauxite Deposit to fund the mining, alumina plant and aluminium smelter. Large corporations have contacted CRL to enter into discussions and possible negotiations for participation. The world's need for alumina and aluminium has reached record levels placing CRL in a very unique position at a time when major aluminium companies are in need of raw bauxite.

During the period, the Company raised $250,000 through the private placement of 1,000,000 shares as per attached press release, which is sufficient to maintain its current operations. Currently, the Company's monthly working capital requirements total approximately $9,000 exclusive of the project in India. In the event the Company is unable to raise additional capital through the sale of its shares of common stock, loans or sale of interest in its projects then the Company will have to suspend or cease operations.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately $1.30 Canadian dollars for each U.S. dollar.

As of March 31, 2004, the Company had $251,051 in cash. The assets owned by the Company are illiquid except for the interest held in the Gandhamardan Bauxite Deposit in India. As a result, the Company's principal source of cash is the sale of its common shares, the sale of interests in the bauxite deposit or loans from major shareholders. The Company's common shares are listed on the bulletin board operated by the National Association of Securities Dealers, Inc., under the symbol "BPWRF". Accordingly, there is no assurance that the Company will be able to obtain additional capital that is necessary for continuation of operations of the Company.

Reconciliation to US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 5 to the unaudited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of bauxite or is Systems. Future revenues will be generated from the sale of bauxite, which will be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of bauxite.

Government Policies

The Company has considered the issue of political risk in India and will continue to do so as a matter of normal business practices.

Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, India, must all be take into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

[Balaton logo]

BALATON COMPLETES PRIVATE PLACEMENT OF US$250,000
AND SETTLES DEBT

Vancouver, B.C. Canada, March 30, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") is pleased to announce that it has closed a non-brokered private placement of one million units at a price of US$0.25 per unit for gross proceeds of US$250,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant Share"). Each Warrant Share entitles the holder for 18 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The Warrant Shares will expire on September 30,2005. The Shares are subject to a four month hold period which will expire on July 30, 2004. This represents the closing of this private placement negotiated in February 2004.

Balaton also announces that it has settled CAD$15,598.87 of outstanding debt at a deemed price of CAD$0.08 per share resulting in the issuance of 194,986 common shares in the capital of Balaton. Balaton further announces that it has settled approximately US$22,397.39 of outstanding debt, which was negotiated in February, 2004, at a deemed price of US$0.25 per share resulting in the issuance of 89,590 common shares in the capital of Balaton. No insiders of Balaton participated in either shares for debt arrangements.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

CONTACT:

"Richard Burdett" President
Balaton Power Inc.

19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

REQUEST FOR INTERIM FINANCIAL STATEMENTS AND MD&A
TO:	BALATON POWER INC. (the "Company") (Cusip No.057657018) (Scrip No. BPWQ)

Registered and non-registered (beneficial) shareholders may request annually to receive interim financial statements and the related MD&A of the Company. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Attention: Stock Transfer Department

Computershare Trust Company of Canada
9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

DATED: _____________________, 2004.

____________________________________________________
Signature

____________________________________________________
Name of Registered/Non-Registered Shareholder - Please Print

____________________________________________________
Address

____________________________________________________

____________________________________________________

Postal Code

____________________________________________________
Fax Number

____________________________________________________
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____________________________________________________
E-mail address (optional)

BALATON POWER INC.
19 East 4th Avenue
Hutchinson, Kansas
U.S.A. 67501
Telephone: (620) 662-9093 Fax: (620) 662-6861

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

Take Notice that the annual and extraordinary general Meeting (the "Meeting") of the shareholders of Balaton Power Inc. (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 on Friday, June 25, 2004 at 9:00 a.m. (local time) for the following purposes:

1. To receive and consider the report of the directors, the audited financial statements for the financial year ended December 31, 2003, and the accompanying report of the auditor.

2. To fix the number of directors of the Company at 4.

3. To elect directors for the ensuing year.

4. To appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration .

5. To consider and, if thought advisable, approve a share option plan (the "Plan") to reserve up to [5]% of the issued and outstanding common shares of the Company at any time until the next annual general meeting of shareholders for issuance under the Plan, as more particularly set out in the accompanying Information Circular.

6. To consider amendments to or variations of any matter identified in this Notice of Meeting.

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice, together with the report of the auditor and the audited financial statements for the financial year ended December 31, 2003. The Information Circular contains information relating to the matters to be addressed at the Meeting.

Shareholders who are unable to attend the Meeting in person and wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Hutchinson, Kansas this 27th day of May, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Robert Wyllie"
Robert Wyllie
Chief Financial Officer

BALATON POWER INC.
19 East 4th Avenue
Hutchinson, Kansas
U.S.A. 67501

INFORMATION CIRCULAR
as at April 30, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Balaton Power Inc. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on Friday, June 25, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on record date by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless it is completed, signed, dated and delivered to the office of Computershare Trust Company of Canada by fax to 1-866-249-7775 or by mail or by hand to Proxy Department, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with Computershare Trust Company of Canada or at the address of the registered office of the Company at 1055 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote their proxy by mail or fax. Submitting a proxy by mail or fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, by fax at 1-866-249-7775,or by mail or by hand at its office at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy that would enable them to attend at the Meeting and vote their Shares.

Voting Securities and Principal Shareholders of Voting Securities

The Board of Directors of the Company has fixed May 13, 2004 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

The shares are currently listed on the OTC Bulletin Board ("OTCBB"). As of April 30, 2004, the Company had outstanding 68,206,790 fully paid and non-assessable Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Perial Ltd. 155 Hillcrest Avenue, Unit 1109 Mississauga, Ontario, L5B 3E2	25,000,000 common	36.57%

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at three. The board proposes that the number of directors be increased to four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (the "Act"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2004.
Name, Present Position with Company and Municipality of Residence	Present Principal Occupation(1)	Previously a Director Since	Shares Beneficially Owned or Controlled(2)
Richard F. Burdett(3) Director, President and Chief Executive Officer Hutchinson, Kansas, U.S.A.	Independent Oil and Gas Consultant, since 1993.	Since January 31, 2003	100,000
Robert Wyllie(3) Director and Chief Financial Officer Mississauga, Ontario, Canada

Professional Foreign Exchange Contracts Trader, since April 2003; Installation Technician, Dealervoice Marketing Technologies Inc., from September 1999 to April 2003; Technical Co-ordinator, Ciba Specialty Chemicals (formerly Allied Colloids Canada Inc.), from September 1990 to April 1999; Director, Perial Ltd. since May 1999

		Since January 31, 2003	Nil
Michael Rosa(3) Director Surrey, B.C., Canada	Independent Resource Consultant for Sedimentary and Hard Rock, since 1991.	Since January 31, 2003	Nil
David C. Wynn Nominee Director Chantilly, Virgina, U.S.A.	Senior Computer Analyst, Lockheed Martin Simulation Division, Lockheed Martin Corporation, since March 1999; Local Area Network Administrator, Washington Mortgage Financial Group, from October 1996 to March 1999.	Nominee	120,000

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves.

(3) Member of the audit committee. A new audit committee will be formed following the Meeting.

APPOINTMENT OF AUDITOR

The Audit Committee of the Company has recommended a change in auditor for business reasons. Buckley Dodds, Chartered Accountants, of Vancouver, British Columbia, resigned effective May 1, 2003. There are no reportable disagreements between the Company and Buckley Dodds and there have been no qualified opinions or details of options by Buckley Dodds. In accordance with National Instrument 51-102, attached to this Information Circular are the following: (1) Notice of Change of Auditor addressed to Buckley Dodds and Harris & Partners LLP, duly signed on behalf of the Company, (2) a letter from Buckley Dodds (the "Former Auditor"), (3) a letter from Harris & Partners LLP (the "Successor Auditor") and (4) a letter from the Company addressed to the British Columbia Securities Commission with written confirmation that the Notice and letters from both the Former Auditor and the Successor Auditor have been reviewed by the Company's Audit Committee (or board of directors of the Company) (collectively attached hereto as Appendix "A").

The Company's Audit Committee recommends the election of Harris & Partners LLP, Chartered Accountants, of Toronto, Ontario, as auditor of the Company, to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Company's board of directors.

Unless otherwise instructed, the proxies given to this solicitation will be voted for the appointment of Harris & Partners LLP, Chartered Accountants, as auditor of the Company. On the representations of Harris & Partners LLP, Chartered Accountants, neither that firm nor any of its partners has any direct financial interest or any material indirect financial interest in the Company or any of its subsidiaries or has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During the Company's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was nil. Rodney E. Smith, the former President and Chief Executive Officer of the Company, and Richard F. Burdett, the current President and Chief Executive Officer of the Company, are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Rodney E. Smith(1) President and Chief Executive Officer	2003 2002 2001	Nil 42,000 68,000	Nil Nil Nil	Nil 36,000(3) Nil	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,774
Richard F. Burdett(2) President and Chief Executive Officer	2003 2002 2001	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Notes:

(1) Mr. Smith resigned as President and Chief Executive Officer as of January 29, 2003.

(2) Mr. Burdett was appointed President and Chief Executive Officer as of February 1, 2003.

(3) Consulting fees paid to Briar Management Group, a wholly owned company of Mr. Smith.

Option Grants During the Most Recently Completed Financial Year

The Company does not have a stock option plan, however, the Company has granted incentive stock options on an individual basis to provide compensation for performance, in the past.

No share options were granted to the Named Executive Officers during the financial year December 31, 2003 and no share options were exercised by the Named Executive Officers during the financial year ended December 31, 2003. The value of the unexercised in-the-money options of the Named Executive Officers at the financial year December 31, 2003 is nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company or its subsidiaries and the Named Executive Officers of the Company except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of any executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended December 31, 2003.

Management Contracts

There are no management contracts currently in effect with either the Company or its subsidiary, nor were there any management contracts with the Company or its subsidiary during the financial year ended December 31, 2003.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors or senior officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

Other than as set forth in the foregoing, no person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2003, or has any interest in any material transaction in the current year other than as set out herein.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of 2004 Share Option Plan

The Company has granted incentive stock options in the past on an individual basis to provide compensation for performance. On May 26, 2004, the board of directors adopted the 2004 Stock Option Plan (the "Plan"), which authorizes the board, or a committee of the board that administers the Plan (the "Committee"), to grant non-qualified stock options and incentive stock options (the "Options") to directors, officers, employees and consultants of the Company. The United States Internal Revenue Code of 1986, as amended (the "Code"), among other things, provides certain tax advantages to persons granted stock options under a qualifying "incentive stock option plan." In order to take advantage of the favorable tax attributes associated with such options, it is proposed that the shareholders approve the Plan.

The total number of Shares allotted and reserved for issuance will be 3,000,000 Shares, equivalent to approximately 4.40% of the issued and outstanding share capital of the Company as at April 30, 2004. A copy of the Plan will be available for inspection at the Meeting. A shareholder may also obtain a copy of the Plan by contacting the Secretary of the Company at (620) 662-3697.

A. Outstanding Options

As of April 30, 2004, options to purchase 3,300,000 Shares were outstanding. The following table sets forth information with respect to the outstanding stock options granted:
Name and Position	Shares Optioned	Option Price	Expiry Date
Rodney E. Smith	400,000	US$0.50	Dec. 31, 2005
Maureen O'Brien	400,000	US$0.50	Dec. 31, 2005
Robert Stewart	500,000	US$0.50	Dec. 31, 2005
Patrick Lavin	400,000	US$0.50	Dec. 31, 2005
Andrew Finneran	400,000	US$0.50	Dec. 31, 2005
Paul Davey	50,000	US$0.50	Dec. 31, 2005
Lois VanHoover	50,000	US$0.50	Dec. 31, 2005
Paul Trudel	300,000	US$0.50	Dec. 31, 2005
Martina F. Kaessner	300,000	US$0.50	Dec. 31, 2005
Randall Saunders	100,000	US$0.50	Dec. 31, 2005
Dan Pfeiffer	400,000	US$0.50	Jan. 2, 2006
Total		-	-

B. Description Of The Plan

The board of directors has determined that in order to attract and retain employees and consultants and to provide additional incentive for directors, officers, employees and consultants, upon whose efforts and judgment the success of the Company is largely dependent, the Plan should be adopted to permit the plan administrator (the "Committee") the right to grant either non-qualified stock options ("NQSO Options") or incentive stock options ("ISO Options") under the features provided for by the Code. The Board believes that the best interest of the Company will be served by the availability of both NQSO Options and ISO Options.

C. The Committee

The Plan provides for the granting by the Committee of Options to directors, officers, employees and consultants of the Company. The shares subject to the Plan will be registered at the Company's expense pursuant to the Securities Act of 1933, as amended (the "Act"), and applicable state securities acts, or will be issued by the Company pursuant to exemptions from the registration requirements of the Act and applicable state securities acts. The Committee administers and interprets the Plan and has authority to grant Options to all eligible persons. The Committee also determines, at the time the Option is granted, the number of shares granted, the type of option (NQSO Options or ISO Options), the purchase or exercise price, the vesting and expiration period of the option and other applicable terms of the option grant. It is anticipated that the entire board will act as the Committee.

D. Stock Options

The Plan provides for the issuance of either NQSO Options or ISO Options to employees, directors and consultants of the Company and its subsidiaries, including any officer or director who is an employee of the Company for the purchase of Shares from the number of Shares which have been set aside for such purpose. Under the provisions of the Plan, it is intended that the ISO Options granted thereunder will qualify as options granted pursuant to Section 422 of the Code, which will provide certain favorable tax consequences to participants who are granted and elect to exercise such Options. The Committee may grant either NQSO Options or ISO Options for such number of shares to eligible participants as the Committee from time to time shall determine and designate. Shares involved in the unexercised portion of any terminated or expired Option may again be subjected to Options. The Committee is vested with discretion in determining the terms, restrictions and conditions of each Option. The option price of the Shares to be issued under the Plan will be determined by the Committee, provided that such price may not be less than 85% of the fair market value of the shares on the day prior to the date of grant for NQSO Options and 100% for the fair market value for ISO Options. Furthermore, if the participant owns greater than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of ISO Options may not be less than 110% of the fair market value of the Shares on the day prior to the date of the grant. The fair market value of a share of the Company's Shares will initially be determined by averaging the closing high bid and low asked quotations for such share on the date of grant in the over-the-counter market (NASD Electronic Bulletin Board).

Options granted under the Plan are exercisable in such amounts, at such intervals and upon such terms as the Committee shall provide in such Option. With respect to ISO Options, the aggregate fair market value (determined as of the date the ISO Option is granted) of the stock with respect to which any ISO Option is exercisable for the first time by a participant during any calendar year under the Plan (and under all incentive stock option plans of the Company and its subsidiaries qualified under the Code) shall not exceed $100,000. Upon the exercise of a NQSO Option or an ISO Option, the option price and any applicable withholding taxes must be paid in full by:

  cash or cheque for an amount equal to the aggregate stock option exercise price for the number of shares being purchased;

  in the discretion of the Committee, upon such terms as the Committee may approve, Shares owned by the optionee, duly endorsed for transfer to the Company, with a fair market value on the date of delivery equal to the aggregate purchase price of the shares with respect to which such stock option or portion is thereby exercised; or

  in the discretion of the Committee, upon such terms as the Committee may approve, a copy of instructions to a broker directing such broker to sell the common stock for which such Option is exercised, and to remit to the Company the aggregate exercise price of such Option;

  other consideration having equivalent value at the time of purchase as the Committee may determine.

An employee or consultant option will terminate at the earliest of the following dates:

  the termination date specified in the applicable option agreement;

  three (3) months after employment or consultant agreement with the Company or its subsidiaries terminates; or

  one (1) year after employment or the consultant agreement with the Company or its subsidiaries terminates due to retirement, permanent and total disability and death.

Options otherwise expire a maximum of ten (10) years after the date on which the Option is granted, the actual term to be determined by the Committee. An Option is not transferable or assignable except by will or the laws of descent and distribution.

Options will become exercisable by the participants in such amounts and at such times as shall be determined by the Committee in each individual grant. Options are not transferable except by will or by the laws of descent and distribution.

E. Stock Subject To The Plan

The total number of Shares allotted and reserved for issuance will be 3,000,000 Shares, equivalent to approximately 4.40% of the issued and outstanding share capital of the Company, as at April 30, 2004. Such Shares will be reserved for Options to be granted at the discretion of the Committee.

F. Participants

As of the date of this Information Circular, Options to purchase an aggregate of 3,300,000 Shares have been granted on an individual basis and remain outstanding, all of which are held by former directors, officers, employees or consultants of the Company. It is impossible at this time to determine who in the future among the eligible participants may be selected to receive NQSO Options and ISO Options under the Plan or the number of Shares which may be optioned to any eligible participant. It is expected, however, that these determinations will be made on the basis of the eligible person's responsibilities and present and potential contributions to the success of the Company as indicated by the Committee's evaluation of the position such eligible person occupies.

G. Adjustments

If there is any material change in the Shares through or by means of a declaration of a stock dividend, reverse stock split, stock split or recapitalization of stock, reorganization, merger, consolidation, separation or otherwise, the number of shares available under the Plan, the shares subject to any option, and the purchase price thereof will be adjusted appropriately by the Committee and the adjustment will be effective and binding for all purposes of the plan. If the Company participates in a merger, amalgamation, reorganization, consolidation or a sale of all or substantially all of the Company's assets, pursuant to an agreement with another company where the Company is not the surviving company, any unexercised options granted under the plan will be deemed cancelled unless the surviving company elects to assume the options under the plan or to issue substitute options in place of the options previously granted.

H. Termination and Amendment

The Plan terminates as of midnight on May 26, 2014, but prior thereto may be altered, changed, modified, amended or terminated by written amendment approved by the board of directors. Provided, that the board of directors must first obtain the approval of shareholders for any plan amendment that results in an increase in the total number of shares covered by the plan, changes the class of persons eligible to receive options granted under the plan, reduces the exercise price of options granted under the plan, extends the latest date upon which options may be exercised or for any other action where shareholder approval is required pursuant to any applicable law, rule or regulation. No amendment, modification or termination of the Plan shall in any manner adversely affect any Option previously granted under the Plan without the consent of the optionee except as described under "Adjustments" above.

I. Effective Date

The Plan became effective on May 26, 2004. The Company expects that the ISO Options and NQSO Options granted under the Plan will be afforded the U.S. federal income tax treatment as described under "Federal Income Tax Consequences," below.

J. US Federal Income Tax Consequences

A participant receiving a NQSO Option under the Plan will not be in receipt of income under the Code and the applicable Treasury Regulations thereunder, upon the grant of the NQSO Option. However, he will realize income at the time the NQSO Option is exercised in an amount equal to the excess of the fair market value of the Shares acquired on the date of exercise or six months thereafter with respect to a participant subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, unless such participant elects to include such excess in income on the exercise date under Section 83 of the Code, over the purchase price. The amount of income realized by a participant will be treated as ordinary income, and the Company will be entitled to deduct that same amount as a compensation expense. The tax basis of any Shares received by a participant will be its fair market value on the exercise date.

The granting of ISO Options will not produce income under the Code and the applicable Treasury Regulations to the participant and will not result in a tax deduction to the Company. Upon exercise of such rights, any cash a participant receives and the fair market value on the exercise date of any Shares received will be taxable to the participant as ordinary income. The amount of income recognized by a participant will be deductible by the Company. The tax basis of any Shares received by a participant will be its fair market value on the exercise date.

Upon the granting of ISO Options, no taxable event will occur to a participant upon such grant or upon the exercise of ISO Options and that the Company will not be entitled to federal income tax deductions as the result. When a participant disposes of the Shares acquired under an ISO Option, the difference between the option price and the selling price will be treated as long-term capital gain (or loss) if the shares are held for the requisite period of time. Under these constraints, shares may not be disposed of within two years from the date of the grant, or within one year after the shares are received in exercise of the Option. The holding periods are not applicable in the event of death of the shareholder. If shares acquired pursuant to an ISO Option under the Plan are disposed of prior to the end of these periods, generally the amount received which exceeds the price paid for the stock will be ordinary income to the optionee, and there will be a corresponding deduction to the Company for federal income tax purposes.

This summary is of a general nature only, it is not exhaustive, and is not intended or is not to be construed as tax advice to any particular participant. The tax consequences to a participant may vary depending on his or her particular circumstances. For these reasons, participants should consult their own tax and legal advisors with respect to US federal income tax and other legal consequences.

The board of directors recommends a vote in favor of the proposal to approve the 2004 Stock Option Plan. Proxies solicited by the board of directors of the Company will be so voted unless shareholders specify in their proxies a contrary choice.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.SEDAR.com. Additional copies of the Company's audited financial statements for the year ended December 31, 2003 may be obtained upon request from the Secretary of the Company, at 19 East 4th Avenue, Hutchinson, Kansas, U.S.A. 67501. Financial information is provided in the Company's comparative financial statements for the year ended December 31, 2003.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Hutchinson, Kansas, May 27, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS
"Robert Wyllie" Robert Wyllie Chief Financial Officer

APPENDIX A

REPORTING PACKAGE UNDER NATIONAL INSTRUMENT 51-102

BALATON POWER INC.
(the "Company")
19 East 4th Avenue
Hutchinson, Kansas
U.S.A. 67501

NOTICE OF CHANGE OF AUDITOR
TO:	BUCKLEY DODDS, Chartered Accountants
AND TO:	HARRIS & PARTNERS LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the recommendation of the Audit Committee of the Company, the Board of Directors of the Company ratified and resolved on April 30, 2004 that:

(a) The resignation of Buckley Dodds, Chartered Accountants ("Buckley Dodds"), on May 1, 2003, as auditor of the Company be accepted, and

(b) Harris & Partners LLP, Chartered Accountants ("Harris & Partners"), be appointed as auditor of the Company to be effective May 1, 2003, to hold office until the next annual meeting at a remuneration to be fixed by the Audit Committee.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

(a) Buckley Dodds resigned as auditor of the Company on May 1, 2003 (the "Effective Date");

(b) Buckley Dodds has not expressed any reservation in its reports for the period commencing at the beginning of the Company's most recently completed financial year up to and including the Effective Date having been first appointed as auditors for the Company for the most recently completed financial year);

(c) the resignation of Buckley Dodds and appointment of Harris & Partners as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company; and

(d) there was no "reportable event" as defined in NI 51-102.

Dated this 30th day of April, 2004.

BALATON POWER INC.
Per:	"Richard Burdett" ______________________________ Richard F. Burdett President

[Buckley Dodds logo]
Chartered Accountants

Suite 1140 - 1185 West Georgia Street
Vancouver, B.C. Canada V6E 4E6
Telephone: (604) 688-7227
Fax: (604) 681-7716

April 30, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Michael Moretto

Dear Sirs:

Change of Auditor of Balaton Power Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 30, 2004 given by the Company to ourselves and Harris & Partners LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

BUCKLEY DODDS
Per:	"Buckley Dodds" ______________________________ Authorized Signatory

[Harris & Partners logo]
Chartered Accountants

April 30, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Change of Auditor of Balaton Power Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated April 30, 2004 given by the Company to ourselves and Buckley Dodds, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

(Signed)

HARRIS & PARTNERS, LLP

Chartered Accountants

BALATON POWER INC.

19 East 4th Avenue
Hutchinson, Kansas, U.S.A. 67501

Telephone: (620) 662-9093 Fax: (620) 662-6861

P R O X Y

This proxy is solicited by the management of BALATON POWER INC. (the "Company"). The undersigned hereby appoints Richard F. Burdett President and Chief Executive Officer of the Company, or failing him, Robert Wyllie, Chief Financial Officer of the Company, or instead of either of the foregoing, (insert name) __________________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Extraordinary General Meeting (the "Meeting") to be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 25, 2004, at 9:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors Vote For Against the resolution fixing the size of the board of directors at 4. 2. Election of Directors The nominees proposed by management of the Company are:

4. Stock Option Plan

Vote For Against approving the stock option plan, as more particularly set out in the attached Information Circular.

5. Upon any permitted amendment to or variation of any matter identified in the Notice for the Meeting.

Richard F. Burdett	Vote For	Withhold	6. Upon any other matter that properly comes before the Meeting. THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.
Robert Wyllie	Vote For	Withhold
Michael Rosa	Vote For	Withhold
David C. Wynn	Vote For	Withhold
3. Auditor Vote For Withhold Vote on the resolution to appoint Harris & Partners LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.			DATED: _______________________________, 2004. ____________________________________________ Signature of Shareholder ____________________________________________ (Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to 1 (866) 249-7775 or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, the one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a company, either its corporate seal must be affixed to the form of proxy or the form of proxy should be signed by the company under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the registered shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the registered shareholder, by Computershare Trust Company of Canada.

A shareholder has the right to appoint a person, other than either of the nominees designated in this form of proxy, who need not be a shareholder, to attend and act for and on behalf of the shareholder at the Meeting and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice for the Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting other than voting for a nominee for Director who is not specified in the proxy. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby FOR the approval of such matter.
[Computershare Logo]	Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

May 31, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Balaton Power Inc.

We confirm that the following material was sent by pre-paid mail on May 28th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual and Extraordinary General Meeting I Information Circular I Notice of Change of Auditor I Consolidated Financial Statements for the years ended December 31, 2003 and 2002
B Proxy
C Supplemental Mailing List Return Card
D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"

Mailing Specialist

Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 2, 2004

/s/ Robert Wyllie

_____________________________
Name: Robert Wyllie
Title: Chief Financial Officer